SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                     FORM

                               AMENDMENT NO. 28

                                    N-8B-2

                               File No. 811-2868



          REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE
                         CURRENTLY ISSUING SECURITIES


                               November 16, 1995


                        Pursuant to Section 8(b) of the
                        Investment Company Act of 1940


                      New York Municipal Trust, Series 1
                           (and Subsequent Series);
              New York Discount & Zero Coupon Fund - 1st Series
                           (and Subsequent Series);
                     Municipal Securities Trust, Series 1
                           (and Subsequent Series);
                              1st Discount Series
                           (and Subsequent Series);
                             High Income Series 1
                           (and Subsequent Series);
                             Multi-State Series 1
                           (and Subsequent Series);
                       Short-Intermediate Term Series 1
                           (and Subsequent Series);
                      Insured Municipal Securities Trust,
                        Series 1 (Multiplier Portfolio)
                           (and Subsequent Series);
                       Series 1 (and Subsequent Series);
                            and 5th Discount Series
                           (and Subsequent Series);
                    Mortgage Securities Trust CMO Series 1
                            (and Subsequent Series)
                       Equity Securities Trust Series 1
                            (and Subsequent Series)
                              Name of Registrant


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                               600 Fifth Avenue
                           New York, New York 10022

                  Address and Principal Office of Registrant




  X Not the issuer of periodic payment plan certificates.

_____  Issuer of periodic payment plan certificates.


Amending items 2, 3, 4, 6, 11, 13(d)-(g), 16, 18(c), 23, 25, 27, 28(a)(b), 29,
30, 44(b), 46(a)(b), 52(a)(c), and 59.


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I.  ORGANIZATION AND GENERAL INFORMATION


            2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification
Number of each depositor of the trust.

                  Reich & Tang Distributors L.P.
                  600 Fifth Avenue
                  New York, New York 10020

                  Internal Revenue Service Employer
                  Identification Number:  13-3598607

            3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  Trustee:

                  The Chase Manhattan Bank (National Association)
                  770 Broadway
                  New York, New York  10003

                  Internal Revenue Service Employer
                  Identification Number:  13-2633612

            4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification
Number of each principal underwriter currently distributing securities of the trust.

                  Reich & Tang Distributors L.P.
                  600 Fifth Avenue
                  New York, New York 10020

                  Internal Revenue Service Employer
                  Identification Number:  13-3598607

            6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                  The form of Trust Indenture and Agreement among Reich & Tang Distributors L.P., as Depositor and The Chase Manhattan Bank, N.A., as Trustee, to be employed by the Trust will be filed as Exhibit 99.1.1.1 to the Registration Statement on Form S-6 of the Trust. The Indenture will be

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                  dated the  initial  date of  deposit  of the  securities  in
                  Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust and shall terminate no later than the disposition of the last security purchased by the Trust but no later than the Mandatory Termination Date which is approximately three years and sixty days from the initial date of deposit.

                  Substantially identical but separate Reference Trust Agreements will be executed for each Series of Equity Securities Trust between the Depositor and Trustee. The respective Reference Trust Agreements shall be dated as of the Date of Deposit of the underlying securities for each series and shall terminate on the date of the disposition of the last security held in the Trust portfolio but no later than the Mandatory Termination Date which is approximately three years and sixty days from the initial date of deposit.

II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST


      Information Concerning the Securities Underlying the Trust's Securities

            11. Describe briefly the kind or type of securities comprising the Unit of specified securities in which security holders have an interest.

            For Series of Equity Securities Trust, see "Portfolio
            Summary", "The Trust--The Securities" and "The Trust-- Risk Considerations" in Exhibit 3.


           Information Concerning Loads, Fees, Charges and Expenses

            13. (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

            For Series of Equity Securities Trust, see "Accrued Interest", "Public Offering--Volume and Other Discounts", "Public Offering--Distribution of Units", "Frequent Buyer Program" in
            Exhibit 3.


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                  (f) State  whether  the  depositor,  principal  underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

            See "Risk Considerations" in Exhibit 3.

                  (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

            Not Applicable.


              Information Concerning the Operations of the Trust

            16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

            For Series of Equity Securities Trust, see "The Trust-- Organization", "The Trust--The Securities", "The Trust- -Risk Considerations", "The Trust--Substitution of
            Securities" and "Trust Administration--Portfolio
            Supervision" in Exhibit 3.



            18. (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

            See "Rights of Unit Holders--Distributions" in
            Exhibit 2.

            23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

            The Trust and its Directors, officers and employees are covered by a Stockbrokers Blanket Bond in the amount of $15,000,000, under a Financial Institution Bond
            Form 14.


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III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

      Organization and Operations of Depositor

            25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

            The Depositor of the Trust, Reich & Tang Distributors L.P., is a Limited Partnership organized under the laws of the State of Delaware.

            27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

            See "Trust Administration--Sponsor" in Exhibit 3.

      Officials and Affiliated Persons of Depositor

            28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

            Reference is made to Exhibit E hereto.

                  (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

            Reference is made to Exhibit E hereto.

      Companies Owning Securities of Depositor.

            29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

            Reference is made to Exhibit E hereto.


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      Controlling Persons

            30.   Furnish  as  at  latest   practicable   date  the  following
information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

            Reference is made to Exhibit E hereto.


IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES


      Offering Price or Acquisition Valuation of Securities of the Trust

            44. (b)     Furnish a specimen schedule showing the
components of the offering price of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form.

            See "Summary of Essential Information" in Exhibit 3.

      Redemption Valuation of Securities of the Trust

            46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the Trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                  (2) Whether opening, closing, bid, asked or any other price is used.

                  (3) Whether price is as of the day of sale or as of any other time.

                  (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                  (6)   Whether adjustments are made for fractions.


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            For Equity  Securities  Trust,  and in response to items  46(a)(1)
            through (b) see  "Summary of Essential  Information",  "Market for
            Units",   "Termination",    "Public   Offering--Offering   Price",
            "Liquidity--Sponsor     Repurchase"    and     "Liquidity--Trustee
            Redemption" in Exhibit 3.

            (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at the latest practicable date. Such schedule shall be in substantially the following form.

            See "Summary of Essential Information" in Exhibit 3.


VII.  POLICY OF REGISTRANT


            52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment advisor or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee of custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

            For   Equity   Securities   Trust,   see    "Termination",    "The
            Trust--Substitution         of         Securities",         "Trust
            Administration--Portfolio       Supervision"       and      "Trust
            Administration--Trust Agreement and Amendment" and "Trust Administration--Trust Termination" in Exhibit 2.

            (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1)   The grounds for elimination and substitution;

                  (2)   The type of securities which may be
                        substituted for any underlying security;

                  (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of

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                        investment in a particular industry or group
                        of industries;

                  (4) Whether such substituted securities may be the securities of another investment company; and

                  (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

            See Item 52(a).



VIII.  FINANCIAL AND STATISTICAL INFORMATION

            59.  Financial Statements filed herewith:

            (c)(1) Balance Sheet of the Depositor for its last fiscal year.

            See Exhibit 4.

            (c)(2) Profit and Loss Statement and Statement of Surplus for the Depositor for its last fiscal year.

            See Exhibit 4.



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                                   SIGNATURE

            Pursuant to the requirements of the Investment Company Act of 1940, the undersigned depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City and State of New York, on the 16th day of November, 1995.

                                    NEW YORK MUNICIPAL TRUST
                                      SERIES 1 (and SUBSEQUENT SERIES);
                                      NEW YORK DISCOUNT & ZERO COUPON FUND -
                                      1ST SERIES (and SUBSEQUENT SERIES);
                                    MUNICIPAL SECURITIES TRUST,  SERIES 1 (and
                                      SUBSEQUENT SERIES);  1ST DISCOUNT SERIES
                                      (and  SUBSEQUENT  SERIES);  HIGH  INCOME
                                      SERIES   1  (and   SUBSEQUENT   SERIES);
                                      SHORT-INTERMEDIATE  TERM  SERIES  1 (and
                                      SUBSEQUENT SERIES); MULTI-STATE SERIES 1
                                      (and SUBSEQUENT SERIES);
                                    INSURED MUNICIPAL SECURITIES TRUST,
                                      SERIES 1 (MULTIPLIER PORTFOLIO)
                                      (and SUBSEQUENT SERIES);
                                      SERIES 1 (and SUBSEQUENT SERIES);
                                      AND 5TH DISCOUNT SERIES (and
                                      SUBSEQUENT SERIES);
                                    MORTGAGE SECURITIES TRUST, CMO
                                      SERIES 1 (and SUBSEQUENT SERIES)
                                    EQUITY SECURITIES TRUST, SERIES 1
                                      (and SUBSEQUENT SERIES)
                                                          (Name of Registrant)

                                    REICH & TANG DISTRIBUTORS L.P.
                                      (the Depositor)

                                    By:   Reich & Tang Asset Management, Inc.,
                                                            as General Partner


                                    By:/s/ Peter J. DeMarco
                                       Peter J. DeMarco
                                       Executive Vice President


Attest:Lorraine C. Hysler
        Title:  Secretary


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